Consolidated Financial Statements

FOR THE YEARS ENDED APRIL 30, 2026 AND APRIL 30, 2025

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Vizsla Silver Corp. (the "Company", "we", "us" or "our") has prepared the consolidated financial statements in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements include, where necessary, amounts based on our estimates and judgements.

The Board of Directors, through the Audit Committee, is responsible for overseeing the performance of our responsibilities for financial reporting and Internal Control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of non-executive directors, discusses and analyzes the Company's consolidated financial statements with management before such information is approved by the Audit Committee and submitted to securities commissions or other regulatory authorities. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by Deloitte LLP, the Company's independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Deloitte LLP has expressed its opinion in the Report of Independent Registered Public Accounting Firm.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting, as defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Internal Control over Financial Reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS® Accounting Standards.

Due to its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our Internal Control over Financial Reporting as of April 30, 2026, based on the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the Company's Internal Control over Financial Reporting was effective as of April 30, 2026.

The effectiveness of the Company's Internal Control over Financial Reporting as of April 30, 2026 has been audited by Deloitte LLP, as stated in their Report of Independent Registered Public Accounting Firm.

"Michael Konnert"	"Mahesh Liyanage"
Director, CEO	Chief Financial Officer

Vancouver, Canada
July 17, 2026

Page | 2

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vizsla Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Vizsla Silver Corp. and subsidiaries (the "Company") as at April 30, 2026, the related consolidated statement of loss, comprehensive loss, changes in equity, and cash flows, for the year ended April 30, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2026, and its financial performance and its cash flows for the year ended April 30, 2026, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements of the Company for the years ended April 30, 2025 and April 30, 2024, before the effects of the adjustments to retrospectively apply the change in presentation currency discussed in Note 3 to the financial statements, were audited by predecessor auditors whose report, dated July 17, 2025, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2025 consolidated financial statements and the consolidated statement of financial position as at May 1, 2024 to retrospectively apply the change in presentation currency in 2026, as discussed in Note 3 to the financial statements. Our procedures included evaluating the underlying disclosures and the associated calculations as a result of the presentation currency change. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2025 and 2024 consolidated financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2025 and 2024 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of April 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 17, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Page | 3

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Value-added Tax Receivable - Refer to Notes 5 and 7 to the financial statements

Critical Audit Matter Description

The Company recognizes value-added tax ("VAT") receivable from purchases of supplies and services in Mexico, which are receivable from the Mexican government. The recoverability of the VAT receivable is subject to a complex application and collection process. Accordingly, management is required to exercise significant judgement in assessing the recoverability of the VAT receivable from the Mexican government.

Auditing the VAT receivable and evaluating whether the audit evidence obtained supports management's conclusions on recoverability required a high degree of auditor judgement due to the significant judgements made by management, including the probability of future recoveries and interpreting legal developments. This resulted in an increased extent of audit effort, including the involvement of tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the VAT receivable, which were performed with the assistance of tax specialists, included the following, among others:

  Evaluated the effectiveness of controls over the VAT receivable;
  Evaluated management's assessment of the VAT receivable regarding the recoverability by:

- Inquiries of management and their legal counsels to understand the developments of the tax framework and obtaining legal confirmation letters related to the matter;

Page | 4

- Examining supporting documentation for the VAT receivable claimed and amounts of refund received during the year, and examining correspondences between the Company and the Mexican tax authorities to understand the status of VAT receivable claimed but not yet refunded.

Change in Functional and Presentation Currency - Refer to Note 3 to the financial statements

Critical Audit Matter Description

During the year, the Company changed its functional and presentation currency to United States dollars ("USD"). This change also included Canadian subsidiaries changing their functional currency from Canadian dollars ("CAD") to USD and Mexican subsidiaries changing from Mexican pesos ("MXN") to USD.

The nature of the process for functional and presentation currency changes was manual and required management to use complex spreadsheets. Auditing the changes in functional and presentation currency resulted in an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the changes in functional and presentation currency included the following, among others:

  Evaluated the effectiveness of controls over the change in functional and presentation currency;
  Evaluated the complex spreadsheets and the inputs, used to calculate the impact of the functional and presentation currency change by:

- Assessing how source data was incorporated into the complex spreadsheets, testing the formulas used, and verifying computational accuracy;

- Independently recalculating the functional and presentation currency conversion at the effective dates of change, excluding USD-denominated accounts and comparing results to those calculated by management.

Convertible Notes - Valuation of derivative liability - Refer to Notes 4 and 11 to the financial statements

Critical Audit Matter Description

During the year, the Company completed the issuance of convertible senior unsecured notes, which contained embedded conversion and redemption features. The embedded features were bifurcated from the host debt and recognized as a derivative liability. To determine the fair value of the derivative liability, management used a market calibration approach, which calibrated the valuation model to the observable traded price of the convertible notes.

Auditing the selection of the appropriate methodology used to determine the fair value of the derivative liability required a high degree of auditor judgement which resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Page | 5

Our audit procedures related to the selection of the appropriate methodology used to determine the fair value of the derivative liability, included the following, among others:

  Evaluated the effectiveness of controls over the selection of the appropriate valuation methodology.
  With the assistance of fair value specialists, evaluated:

- Appropriateness of the valuation methodology applied by management;

- Reasonableness of the valuation methodology by developing an independent estimate of the fair value of the derivative liability and comparing it to the fair value recorded.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada
July 17, 2026

We have served as the Company's auditor since 2025.

Page | 6

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vizsla Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vizsla Silver Corp. and subsidiaries (the "Company") as of April 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended April 30, 2026, of the Company and our report dated July 17, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Page | 7

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

July 17, 2026

Page | 8

Independent Auditor's Report

To the Shareholders of Vizsla Silver Corp.:

Opinion

We have audited, before the effects of the adjustments to retrospectively apply the change in presentation currency described in note 3 to the 2026 consolidated financial statements, the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries (the "Company"), which comprise the consolidated statement of financial position as at April 30, 2025, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information (the 2025 consolidated financial statements before the effects of the adjustments described in note 3 are not presented herein).

In our opinion, the accompanying consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in presentation currency described in note 3 to the 2026 consolidated financial statements, present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit, before the effects of the adjustment described above, in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter - Change in Presentation Currency

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in presentation currency described in note 3 to the 2026 consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by another auditor.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis as well as the Annual Report on Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis and the Annual Report on Form 40-F prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

MNP LLP 2200 - 1021 West Hastings Street, Vancouver BC, V6E 0C3	1.877.688.8408 T: 604.685.8408 F: 604.685.8594

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
2200 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

  Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Jian-Kun Xu.

Vancouver, British Columbia
July 17, 2025	Chartered Professional Accountants

2200 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

Consolidated Statements of Financial Position (in thousands of United States dollars)

As at	Note	April 30, 2026	April 30, 2025 (restated, Note 3)	May 1, 2024 (restated, Note 3)
		$	$
ASSETS
Current assets
Cash and cash equivalents	6	427,310	96,016	27,316
Short-term investments		-	8,620	-
Value-added tax receivable	7	-	11,074	11,178
Other receivables		1,514	634	464
Prepaids and other expenses		1,037	1,674	1,614
Total current assets		429,861	118,018	40,572

Non-current assets
Exploration and evaluation assets	9	244,208	174,869	151,933
Property, plant, and equipment		472	503	428
Investment in Vizsla Royalties Corp.	8a	7,371	5,361	-
Investments in equity instruments	8b	3,668	240	440
Warrants investments	8b	1,138	-	-
Long-term value-added tax receivable	7	17,765	1,420	4,256
Capped call derivative options	11	27,016	-	-
Other non-current assets		-	12	930
Total non-current assets		301,638	182,405	157,987
Total assets		731,499	300,423	198,559

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	16	6,154	3,179	1,840
Interest payable	11	6,558	-	-
Due to related parties	10	482	285	836
Income tax payable	17	107	-	-
Total current liabilities		13,301	3,464	2,676

Non-current liabilities
Convertible notes	11	237,355	-	-
Derivative liabilities	11	49,482	-	-
Non-current accounts payable		-	1,164	-
Total liabilities		300,138	4,628	2,676

SHAREHOLDERS' EQUITY
Share capital	12	456,910	320,764	211,498
Shares to be issued	9a,9b	8,954	5,813	654
Reserves		45,462	34,998	28,647
Accumulated other comprehensive income (loss)		16,779	(7,693)	2,567
Deficit		(96,744)	(58,087)	(47,483)
Total shareholders' equity		431,361	295,795	195,883
Total liabilities and shareholders' equity		731,499	300,423	198,559

Note 18 - Subsequent events

See accompanying notes to the consolidated financial statements

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

Page | 9

Consolidated Statements of Loss and Comprehensive Loss (Presented in thousands of United States dollars, except for share and per share amounts)

Year ended April 30	Note	2026	2025 (restated, note 3)
		$	$
Exploration and evaluation expenses		(26)	-

General and administrative expenses
Office and administrative		(2,714)	(1,458)
Professional fees		(11,512)	(3,967)
Marketing and communication		(1,542)	(4,474)
Regulatory and transfer agent		(463)	(413)
Share-based compensation	12d-12g	(10,878)	(6,943)
Project holding costs		(5,148)	-
Depreciation		(125)	(179)
Loss from operations		(32,382)	(17,434)
Other income (expense)
Interest and finance income		11,338	2,260
Finance costs	16	(27,224)	-
Foreign exchange gain (loss)		5,010	(872)
Unrealized gain (loss) on investments at FVTPL	8b	2,783	(331)
Gain on debt settlement of Vizsla Royalties	8a	-	231
Gain on spin out of Vizsla Royalties	8a	-	9,868
Share of income of share of Vizsla Royalties Corp.	8a	1,936	354
Financing termination fees		(642)	-
Other income		955	104
Loss before income taxes		(38,252)	(5,820)
Current income tax	17	(433)	-
Net loss for the year		(38,685)	(5,820)
Other comprehensive Income (loss)
Items that will be reclassified subsequently
Translation gain (loss) on foreign operations		24,472	(10,260)
Comprehensive loss		(14,213)	(16,080)
Basic and diluted loss per share		(0.11)	(0.02)
Weighted average number of common shares
Basic and diluted		338,886,497	267,326,705

See accompanying notes to the consolidated financial statements

Page | 10

Consolidated Statements of Cash Flows (Presented in thousands of United States dollars unless otherwise stated)

Year ended April 30	Note	2026	2025 (restated, note 3)
		$	$
Operating activities
Net loss for the year		(38,685)	(5,820)
Items not affecting cash:
Depreciation		125	179
Share-based compensation	12d-12g	10,878	6,943
Unrealized gain (loss) on investments at FVTPL	8b	(2,783)	331
Share of income of Vizsla Royalties Corp.	8a	(1,936)	(354)
Gain on debt settlement from Vizsla Royalties Corp.		-	(231)
Income taxes		433	-
Gain on spin out of Vizsla Royalties Corp.	8a	-	(9,868)
Loss on Capped Call Options	16	20,455	-
Revaluation gain on Derivative Liabilities	16	(4,175)	-
Interest expense on Convertible Note	16	6,545	-
Accretion expense on Convertible Note	16	4,399	-
Changes in working capital items	16	(6,454)	3,621

Net cash flows used in operating activities		(11,198)	(5,199)

Investing activities
Payments for exploration and evaluation assets	9	(32,752)	(19,842)
Payments for property plant and equipment		(216)	(356)
Purchase of capped call derivative options	11	(47,490)	-
Proceeds from disposals of investments	8b	111	-
Purchase of investments in equity instruments	8b	(1,064)	(134)
Purchase of investments in warrants investments	8b	(826)	-
Short-term investments in Guaranteed Investment Certificate ("GIC")		8,670	(8,545)
Net cash flows used in investing activities		(73,567)	(28,877)

Financing activities
Common shares proceeds - net of share issuance	12b	117,508	77,595
Proceeds from exercise warrants	12c	-	20,775
Proceeds from exercise of stock options	12d	9,180	6,261
Proceeds from convertible notes, net of transaction costs	11	286,613	-
Net cash flows provided by financing activities		413,301	104,631

Effects of exchange rate changes on cash and cash equivalents		2,758	(1,855)
Increase in cash and cash equivalents		331,294	68,700
Cash and cash equivalents, beginning of year		96,016	27,316
Cash and cash equivalents, end of year		427,310	96,016

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements

Page | 11

Consolidated Statements of Changes in Equity (Presented in thousands of United States dollars, except for share and per share amounts)

	Attributable to equity holders of the Company
	Number of common shares	Share Capital	Reserves	Shares to be issued	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$	$
Balance, April 30, 2024 (restated, note 3)	232,642,035	211,498	28,647	654	2,567	(47,483)	195,883
Shares issued pursuant to property acquisition	1,717,978	2,823	-	5,159	-	-	7,982
Shares issued pursuant to over-allotment options, bought deal and ATM	42,455,156	78,735	-	-	-	-	78,735
Shares issued pursuant to exercise of warrants, options, and RSUs	21,559,291	27,708	(560)	-	-	-	27,148
Stock-based compensation	-	-	6,911	-	-	-	6,911
Distribution to shareholders	-	-	-	-	-	(4,784)	(4,784)
Net loss and other comprehensive loss	-	-	-	-	(10,260)	(5,820)	(16,080)
Balance, April 30, 2025 (restated, note 3)	298,374,460	320,764	34,998	5,813	(7,693)	(58,087)	295,795
Shares issued pursuant to property acquisition	3,949,935	9,045	-	3,141	-	-	12,186
Shares issued pursuant to over-allotment options, bought deal and ATM	41,434,100	117,508	-	-	-	-	117,508
Shares issued pursuant to exercise of warrants, options, and RSUs	7,259,635	9,593	(414)	-	-	-	9,179
Stock-based compensation	-	-	10,878	-	-	-	10,878
Reclassification of warrants	-	-	-	-	-	28	28
Net loss and other comprehensive income	-	-	-	-	24,472	(38,685)	(14,213)
Balance, April 30, 2026	351,018,130	456,910	45,462	8,954	16,779	(96,744)	431,361

See accompanying notes to the consolidated financial statements

Page | 12

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

1. Corporate Information and Nature of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). On January 21, 2022, Vizsla Silver Corp. was listed on the NYSE American and commenced trading under the symbol "VZLA". Effective November 7, 2024, the common shares of the Company were uplisted to the TSX under the symbol VZLA. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all its operations in Canada and Mexico in one reportable segment.

The head office and principal address of the Company is 595 Burrard Street, Suite 1723 Vancouver, BC V7X 1J1.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

2. Basis of Presentation

Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company's consolidated financial statements are presented in US dollars, which is the Company's and its subsidiaries' functional currency effective November 1, 2025 and treated for prospectively under IAS 21. All values are rounded to the nearest thousand ($000) except where otherwise indicated. The Company also changed its presentation currency to US dollars effective in the current year, with the change in presentation currency being applied retrospectively. Management has disclosed the key factors considered in determining the change in functional currency in Note 5 -Significant judgements and estimates, as well as Note 3 - Change in reporting and functional currency.

These consolidated financial statements were approved by the Board of Directors of the Company on July 17, 2026.

New IFRS Accounting Standards Issued but not yet Effective

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its 'operating profit or loss'. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the consolidated financial statements.

New IFRS Accounting Standards Adopted During the Period

The IASB has also issued amendments to IFRS Accounting Standards 9 and IFRS Accounting Standards 7 on classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2026. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company has assessed the potential impact of this amendment as not having a material impact on the Company's consolidated financial statements.

Page | 13

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

3. Change in reporting and functional currency

Presentation currency

The Company changed its presentation currency from Canadian dollars ("CAD") to United States dollars ("USD") for the year ended April 30, 2026. The change better aligns the presentation of the Company's financial results with its primary capital markets and the currency in which financing activities are predominantly denominated, and improves comparability with peers.

This represents a voluntary change in accounting policy and has been applied retrospectively, with comparative information restated for all periods presented as if the new presentation currency had always been applied, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IAS 21 The Effects of Changes in Foreign Exchange Rates.

Restatement of previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated statement of financial position and the Statements of profit or loss and other comprehensive income was performed as follows:

  Assets and liabilities were translated at the closing exchange rates at each reporting date.
  The opening statement of financial position as at  May 1, 2024 (beginning of the comparative period) was translated using the exchange rate at that date.
  The statement of financial position as at  April 30, 2025 (comparative reporting date) was translated using the exchange rate at that date.
  Equity components were translated using historical exchange rates.
  Income and expenses for the comparative year ended April 30, were translated using average exchange rates for the respective periods.

Resulting foreign currency translation differences were recognized in other comprehensive income and accumulated in the foreign currency translation reserve.

As a result of the retrospective application of the change in presentation currency, the Company presents an additional statement of financial position as at May 1, 2024.

Functional currency

Prior to November 1, 2025, the Company and its subsidiaries had functional currencies of CAD and Mexican pesos ("MXN") depending on where they were located. Effective November 1, 2025, the functional currency of the Company and its subsidiaries changed to USD.

This change was determined in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates and has been accounted for prospectively from the date of change.

The Company elected not to change the classification of outstanding warrants as a result of a change in the Company's functional currency.

Page | 14

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

Consolidated Statements of Financial Position

	April 30, 2025		May 1, 2024
	As previously reported, CAD$000	As restated, USD$000	As previously reported, CAD$000	As restated, USD$000
Cash and cash equivalents	132,617	96,016	37,548	27,316
Other current assets	30,390	22,002	18,210	13,256
Non-current assets	251,936	182,405	217,024	157,987
Total assets	414,943	300,423	272,782	198,559
Current liabilities	4,785	3,464	3,676	2,676
Non-current liabilities	1,607	1,164	-	-
Total liabilities	6,392	4,628	3,676	2,676

Share capital	421,293	320,764	270,775	211,498
Shares to be issued	8,459	5,813	883	654
Reserves	45,457	34,998	36,573	28,647
Accumulated other comprehensive income	8,913	(7,693)	21,927	2,567
Deficit	(75,571)	(58,087)	(61,051)	(47,483)
Total shareholders' equity	408,551	295,795	269,107	195,883

Consolidated Statements of Loss and Comprehensive Loss

	April 30, 2025
	As previously reported, CAD$000	As restated, USD$000
Net loss for the year	(7,851)	(5,820)
Other comprehensive loss	(13,014)	(10,260)
Total comprehensive loss	(20,865)	(16,080)
Basic and diluted loss per share	(0.03)	(0.02)

4. Material Accounting Policies

a) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Page | 15

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

b) Basis of consolidation

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Functional currency	Ownership interest as at April 30, 2026	Ownership interest as at April 30, 2025(3)
Minera Canam S.A. de C.V.	Exploring evaluating mineral properties	Mexico	USD	100%	100%
Goanna Resources, S.A.P.I. de C.V. (1)	Exploring evaluating mineral properties	Mexico	USD	100%	100%
Sinaloa Minerals Explorations S.A. de C.V.(2)	Exploring evaluating mineral properties	Mexico	USD	100%	0%
Panuco Silver Resources S.A. de C.V. (2)	Exploring evaluating mineral properties	Mexico	USD	100%	0%
Plata Fuerte S.A. de C.V.(2)	Exploring evaluating mineral properties	Mexico	USD	100%	0%

(1) On October 7, 2024, the Company acquired Goanna Resources, S.A.P.I. de C.M. See Note 9 a).

(2) During 2026, the Company incorporated three new subsidiaries.

(3) On April 25, 2025 the Company disposed of its entire equity interest in Operaciones Canam Alpine S.A. de C.V. ("OCA"), a services company. The consideration received for the disposal was $3,500. OCA did not have any assets at the date of disposal. As a result of this disposal, the Company recognized a gain of $3,500 in the consolidated statement of loss and comprehensive loss under "Other income".

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

When losing control of a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary at their carrying amounts, including any non-controlling interests in the former subsidiary. Consideration received and any investment retained in the former subsidiary are recognized at its fair value. If the transaction, event or circumstances that resulted in the loss of control involves a distribution of shares of the subsidiary to owners in their capacity as owners, that distribution is recognized at its fair value in accordance with IFRIC 17 - distribution of non-cash assets to owners, as a reduction in deficit from the Company. Any gain or loss is recognized in profit or loss attributable to the Company.

c) Foreign currencies

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Foreign currency balances and transactions are translated into the respective functional currencies of each entity as follows:

  Monetary assets and liabilities are translated at period end exchange rates;
  Non-monetary assets and liabilities are translated at historical exchange rates in effect on the date transactions occurred;
  Expenses are translated using exchange rates approximating those in effect on the date transactions occurred; and
  Exchange gains and losses are included in profit or loss.

d) Convertible debt

The convertible senior unsecured notes (the "Notes") are an interest-bearing debt instrument, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date. As the Notes contain a conversion and redemption feature that give the holder and Company the right to convert before maturity, under certain circumstances, the Notes are classified as a financial liability with embedded derivatives. Under IFRS 9, Financial Instruments, the Company has the option to elect for the entire Note to be measured at fair value through profit and loss ("FVTPL"), or to bifurcate the host liability from the embedded feature. The Company has elected to account for the Notes as a hybrid instrument, with the embedded derivatives at FVTPL and the host debt at amortized cost. The debt component of the Notes is (i) initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivatives and (ii) is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivatives represent the conversion and redemption features of the Notes and are (i) initially classified as a financial liability measured at fair value through profit or loss; and (ii) subsequently recognized at fair value with changes in fair value recognized in net earnings or loss. If the conversion feature is accounted for as a derivative liability, such derivative is considered when determining the classification of the entire instrument as current versus non-current.

Page | 16

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

Transaction costs directly attributable to issuing the Notes are allocated to the host liability and included in its initial carrying amount and are amortized using the effective interest method. For the Notes transaction, the Company allocated all transaction costs to the host liability, with none allocated to the derivative liabilities.

e) Capped call

The Company issued the Notes and simultaneously entered into capped call option transactions with certain financial institutions. The capped call options are separate transactions and do not affect the accounting for the liability and equity components of the Notes.

The Capped Call is a derivative asset that is measured at fair value, with subsequent changes in fair value recognized through profit or loss.

f) Short-term investments

The short-term investments consist of term deposits with original maturities more than 90 days that are not readily redeemable.

g) Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral properties.

Exploration and evaluation assets - acquisition costs

Exploration expenditures incurred on properties for which the Company does not have title or legal rights are expensed as incurred. Once a legal right to explore a property has been obtained, the Company capitalizes costs incurred to acquire exploration properties, including transaction costs. Payments to acquire land and mineral rights, as well as costs incurred to perform preliminary evaluations of a property's potential to contain an economically recoverable ore body, are capitalized as incurred. The assessment period between initial acquisition and a full evaluation of a property's potential is dependent on various factors including, but not limited to, location, availability of infrastructure, stage of development, geological characteristics and commodity prices.

Exploration and evaluation expenditures

The Company capitalizes costs related to acquiring, maintaining and exploring mineral properties as exploration and evaluation assets. These costs include, but are not limited to, geological and geophysical studies, exploratory drilling, and sampling. Costs are carried forward until the related property is placed into development, abandoned, sold, or determined to be impaired. Project cost that do not directly contribute to advancement of the properties are expensed consistent with IFRS 6.

Page | 17

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

Property, plant and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.

The major categories of property, plant, and equipment are depreciated consistently as follows:

Computer equipment 3-4 years

Mining equipment 5-15 years

Vehicles 4 years

Impairment losses, when applicable, are included as part of other gains and losses on the consolidated statements of loss and comprehensive loss.

h) Share-based compensation and payments

The Company grants share-based compensation to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period.

The Company applies the fair value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share-based payments for non-employees are determined based on the fair value of the goods/services received or fair value of the share-based payment measured at the date on which the Company obtains such goods/services. Compensation expense is recognized over each tranche's vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest.

The Company estimates a forfeiture rate based on historical data and expectations of future forfeitures. The forfeiture rate is reviewed and adjusted, if necessary, at each reporting date. The impact of any changes to the forfeiture rate is recognized in the statement of loss and comprehensive loss with a corresponding adjustment to equity.

i) Related party transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, such as key management personnel, including immediate family members of the individual, or corporate entities, including the Company's wholly owned subsidiaries.

A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

j) Equity

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase warrants are recognized as a deduction from equity, net of any tax effects.

Page | 18

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

Share issue costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as share issue costs when the financing transactions are completed if the completion of the transaction is considered likely. Otherwise, they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred share issue costs related to financing transactions that are not completed are charged to expenses.

Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the residual method, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the fair market value of the shares.

k) Basic and diluted loss per share

Basic losses per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similarly to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options, restricted share units ("RSUs"), deferred share units ("DSUs") and performance restricted shares units ("PRSUs") if dilutive.

The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

l) Investment in Associates

The Company accounts for investments in associates in which it has the ability to exercise significant influence, but does not control, using the equity method in accordance with IAS 28 -Investments in Associates and Joint Ventures.

Under the equity method, the investment is initially measured at cost and subsequently adjusted to recognize the Company's share of the associate's net income or loss, as well as other comprehensive loss, from the date significant influence is obtained. Dividends distributed by the associate reduce the carrying amount of the investment.

The Company evaluates its investment in associates for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses, if any, are recognized in net loss and comprehensive loss.

If the Company's share of losses exceeds the carrying amount of the investment, further losses are not recognized unless it has incurred obligations in respect of the associate.

m) Taxation

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss, except to the extent it relates to items recognized directly in equity.

Page | 19

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax is not recognized for taxable temporary differences rising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

n) Financial instruments

Financial assets

The Company classifies its financial assets in the following categories:

- Fair value through profit or loss (FVTPL)

- Fair value through other comprehensive income (FVTOCI)

- Amortized cost

The determination of the classification of financial assets is made at initial recognition. The Company's accounting policy for each of the categories is as follows:

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the consolidated statements of loss and comprehensive loss.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Financial liabilities at FVTPL

This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statements of loss and comprehensive loss.

Page | 20

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

Financial instruments at amortized cost

Financial assets and financial liabilities are measured at amortized cost when they meet the related classification criteria.

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost, using the effective interest method, less any impairment.

Financial liabilities are measured at amortized cost. They are initially recognized at fair value, net of directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method.

The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial liability, or, where appropriate, over a shorter period. Transaction costs related to financial instruments measured at amortized cost are included in the initial measurement of the instrument.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

o) Business combinations

Acquisitions of businesses are accounted for using the acquisition method under IFRS 3 - Business Combinations. A business combination requires the assets acquired and liabilities assumed constitute a business.

A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. For the assets acquired and liabilities assumed not constituting a business, it is accounted as an asset acquisition. Consideration is measured at the date of the exchange which includes equity instruments issued. Acquisition related costs incurred for the business combination are expensed and included in purchase costs for asset acquisition date. No goodwill is recognized in an asset acquisition transaction.

5. Significant Judgments and Estimates

Preparing the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management's judgment and estimate have been applied include:

  Fair value determination of distributed assets and retained interest on spin-out transaction

Page | 21

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

Management assessed the fair value of the distributed assets and retained interest at the transaction day. The shares were valued using market prices, while the warrants were estimated using an option pricing model.

  Multiple arrangements accounted for as a single transaction

Significant judgement is involved in determining whether multiple arrangements should be accounted for as a single transaction when the Company loses control of a subsidiary in two or more arrangements. As the spin-out arrangement and private placement of Vizsla Royalties are considered entered in contemplation of each other and form a single transaction designed to achieve an overall commercial effect, management assessed the spin-out arrangement and the loss of control in Vizsla Royalties Corp. as one single transaction.

  Assessment of the transactions as business combinations or asset acquisitions

Management has had to apply judgment relating to an acquisition with respect to whether the acquisition is a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering the inputs, processes, and outputs of the acquisition in order to reach a conclusion. The Company concluded that the acquisitions of La Garra, Santa Fe, and Fresnillo as defined in note 9, do not meet the definition of a business combination and therefore are accounted for as asset acquisitions.

  Valuation of net assets acquired in asset acquisitions

Estimates were made as to the fair value of assets and liabilities acquired in asset acquisitions.

The Company measured all assets acquired and liabilities assumed at their acquisition-date fair values. Additionally, the Company measured the fair value of the consideration payable in cash and in shares applying and calculating discount rates reflective of the timing and risks associated to the Company and the industry it operates in.

Management applied judgment in determining the recognition of these values in the financial statements and believes that the assumptions applied appropriately reflect the market participant view, consistent with the objective of IFRS 13- Fair Value Measurement.

  Recoverability and classification of value-added tax receivable

Value-added tax receivable is collectible from the government of Mexico. The collection of VAT is subject to a complex application and collection process and therefore, there is risk related to the recoverability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of  the recoverability and timing of these recoveries. Changes in the assumptions regarding recoverability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with VAT receivable.

  Impairment of non-current assets

Non-current assets are tested for impairment when facts and circumstances indicate that their carrying amount may not be recoverable. Where such indicators exist, the Company estimates the recoverable amount of the relevant cash-generating unit ("CGU"), defined as the higher of value in use and fair value less costs of disposal.

Page | 22

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

Determining the recoverable amount requires significant judgment and the use of estimates and assumptions, including forecast commodity prices, estimated mineral resources and reserves, expected development timelines, capital and operating cost estimates, and appropriate discount rates. Changes in these assumptions may result in the recognition of an impairment loss to reduce the carrying value of the assets to their recoverable amount.

  Convertible Notes Offering and Capped Call

In November 2025, the Company completed the issuance of the Notes and also purchased a series of Capped Call options. The valuation of both the Derivative Liabilities & Capped Call options include the use of judgement and estimates. Refer to Note 11 of these consolidated financial statements for the significant judgements and estimates in determining the fair value of the Notes and Capped Call options.

  Functional currency

The functional currency of an entity is the currency of the primary economic environment in which it operates. The Company has determined the functional currency of the parent and its subsidiaries to be the USD, reflecting the significance of USD denominated expenditures and financing activities, including the issuance of the Notes.

This assessment requires judgment, particularly where operations are evolving or currency indicators are mixed, and includes consideration of the timing of the change as underlying factors develop over time.

6. Cash and cash equivalents

Cash consists of cash on hand, deposits in banks with no restrictions, and highly liquid savings accounts. Cash equivalents include other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The Company's cash and cash equivalents are invested with major financial institutions in business accounts.

Cash and cash equivalents of $427,310 (April 30, 2025: $96,016), including $305,434 in term deposits that are cashable within one to three months (April 30, 2025: $61,623). The term deposits earn interest at a range between 2.87%-4.39% (April 30, 2025: 3.14%-3.25%).

As at April 30, 2026, the Company held cash balances of $4,662 (MXN$81,141) (April 30, 2025: $1,567 (MXN$32,254)) denominated in Mexican pesos, and $55,731 (CAD$75,928) (April 30, 2025: $79,288 (CAD$108,679)) denominated in Canadian dollars.

7. Value-added tax receivable

Value-added taxes ("VAT") receivables are generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classifies VAT receivables as non-current if it does not expect collection of certain amounts to occur within the next year. The recovery of VAT involves a complex application process, and the timing of collection of VAT receivables is uncertain.

As at April 30, 2026, the current VAT receivable is as follows:

	April 30, 2026	April 30, 2025
	$	$
Total Value-added tax receivable	17,765	12,494
Less: non-current portion	17,765	1,420
Current portion	-	11,074

Page | 23

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

During the year ended April 30, 2026, the Company received a net refund of VAT of approximately $793 (MXN $15,300) (April 30, 2025: $2,693 (MXN $53,688)) from the tax authorities.

8. Investments

a) Investment in Vizsla Royalties Corp.

In June 2024, Vizsla Royalties Corp. ("VROY") became an associate after being spun out of Vizsla, resulting in distributed ownership among shareholders and ending its status as a wholly owned subsidiary. In August 2024, Vizsla Royalties Corp. began trading under the symbol VROY on the TSX Venture Exchange.

On June 12, 2025, VROY completed a bought deal offering of 31,510,000 common shares at a price of CAD$2.00 per common share for aggregate gross proceeds of $46,297 (CAD$63,020), including proceeds raised from the over-allotment option, exercised in full, which the Company was not a part of.

A summary of the company's investment activity in VROY is as follows:

	Number of shares	Amount $	Value of common shares of VROY per quoted market price $
Addition of an associate	11,518,624	4,960	4,960
Share of loss of an associate		(1,002)
Deemed disposal gain		1,356
Effect of change in exchange rate		47
Balance as of April 30, 2025	11,518,624	5,361	15,178
Share of loss of an associate		(3,221)
Deemed disposal gain		5,157
Effect of change in exchange rate		74
Balance as of April 30, 2026	11,518,624	7,371	26,209

As of April 30, 2026, the Company held a 17.10% (April 30, 2025: 32.89%) interest in VROY despite the ownership being below 20%, the Company continues to exercise significant influence through its representation of 40% of the board of directors.

Royalty agreement - Net Smelter Royalty ("NSR")

As of April 30, 2026, Vizsla Royalties Corp. holds 3.5% NSR on the Silverstone Concessions of which 0.5% was retained from the spin-out from the Company, and 2.0% NSR on multiple properties that are part of the Panuco-district.

b) Investment in equity instruments and warrants

The Company has elected to hold certain equity securities consisting of shares and warrants in publicly traded exploration-stage mining companies for strategic partnerships and investment purposes. The investments balance consists of:

Page | 24

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

	Equity investments $	Warrants Investments $
Balance as of April 30, 2025	240	-
Purchase of investments	1,064	826
Sale of investments	(111)	-
Change in fair value	2,471	312
Effect of change in exchange rate	4	-
Balance as of April 30, 2026	3,668	1,138

9. Exploration and Evaluation assets

The Company's Exploration and Evaluation assets consist of the Panuco district, Panuco Central & East, Santa Fe, La Garra, San Enrique. Costs related to the properties can be summarized as follows:

	Panuco - district[3]	Panuco Central & East	Santa Fe	La Garra	San Enrique[2]	Total
Cost
	$	$	$	$	$	$
As at April 30, 2024	150,922	-	-	-	1,011	151,933
Additions	18,950	-	13	13,592	403	32,958
Effect of change in exchange rate	(9,613)	-	-	(306)	(103)	(10,022)
As at April 30, 2025	160,259	-	13	13,286	1,311	174,869
Additions	45,072	93	-	255	189	45,609
Transfers[1]	(45,719)	14,564	10,780	-	20,375	-
Effect of change in exchange rate	22,069	5	-	1,646	10	23,730
As at April 30, 2026	181,681	14,662	10,793	15,187	21,885	244,208

(1) The Company transferred certain mining concessions from Minera Canam to newly formed entities Panuco Silver Resources S.A de C.V (Panuco Central & East) and Sinaloa Minerals Explorations S.A de C.V (San Enrique). The transfer was performed in accordance with Mexican Income Tax Law and the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by the Organization for Economic Co-operation and Development. The Santa Fe Project is currently held within the Minera Canam legal entity.

(2) The consideration shares were subject to a four-month hold period pursuant to applicable Canadian securities laws and Inca Azteca Gold has agreed to voluntary resale restrictions, whereby 12.5% of the consideration shares will become free trading on the date that is four months and one day from the effective date and an additional 12.5% will become free trading every three months thereafter. As of April 30, 2026, 56,018 common shares are still under restriction.

(3) The acquisition of the Fresnillo mining concessions are recorded within the Panuco-district

a) Acquisition of Goanna Resources, S.A.P.I. de C.V ("La Garra claims")

On March 27, 2024, the Company entered into a share purchase agreement with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar to acquire all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V., which owns the La Garra-Metates District.

Total consideration comprises $3,075 in cash and 5,555,555 common shares, payable over 24 months from closing. The shares are subject to a four-month statutory hold period and, as the share consideration is fixed, have been recorded in equity as "shares to be issued." The acquisition was accounted for as an asset acquisition, as Goanna Resources does not meet the definition of a business under IFRS 3.

On October 7, 2024, the parties agreed to an updated payment schedule, with cash payments commencing October 30, 2024.

As at April 30, 2026, $1,300 in cash and 1,190,476 shares remain payable, due July 30, 2026.

b)  Acquisition of Santa Fe

Purchase Agreement - Exploration Concessions

Page | 25

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

On May 14, 2025, the Company entered into a purchase agreement with Mr. Eduardo de la Peña Gaitán to acquire exploration concessions comprising the Santa Fe Project. In addition, the Company entered into an option agreement with the Vendor and associated parties to acquire a 100% interest in related production concessions over a five-year period.

Under the purchase agreement, total consideration includes $1,429 in cash (paid on the effective date), 50% of related tenement taxes of $505 (MXN $9,248), and 2,746,780 common shares to be issued in three installments commencing May 14, 2026. The shares are measured at fair value based on the market price on the effective date, are subject to a four-month statutory hold period, and will be issued over a 36-month period.

Option Agreement - Production Concessions

Under the option agreement, the Company may earn a 100% interest in the production concessions by incurring exploration expenditures of $4,000, paying cash consideration of $1,500, and issuing 1,373,390 common shares, each in accordance with specified schedules over a 60-month period from the effective date.

As at April 30, 2026, the Company has not made any expenditures or share issuances under the option agreement, other than paying 50% of the related tenement taxes.

c) Acquisition of Fresnillo

Terms of the Acquisition

On December 18, 2025, the Company entered into an asset purchase agreement with Minera Fresnillo, S.A. de C.V. ("Fresnillo") and the Company's wholly owned subsidiary, Minera Canam, S.A. de C.V., pursuant to which the Company agreed to acquire, through Minera Canam, all of Fresnillo's rights, title and interest in and to the claims.

Total consideration comprised $2,000 in cash and 854,697 common shares, which are subject to a four-month statutory hold period. As at April 30, 2026, all consideration had been settled.

10. Related Party Transactions and Key Management Personnel

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, such as key management personnel, including immediate family members of the individual, or corporate entities, including the Company's wholly owned subsidiaries. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company's executive officers, vice presidents and members of the Board of Directors.

During the years ended April 30, 2026 and 2025, the Company had the following related party transactions:

	2026	2025
	$	$
Salaries, consulting and management fees(1)(2)	6,013	3,335
Directors' fees(1)	351	300
General and administrative expenses	843	629
Share-based compensation	7,572	5,181
	14,779	9,445

(1) Accrued or paid including the executive officers and directors for their services.

(2) Includes bonuses.

Page | 26

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

As of April 30, 2026, $482 (April 30, 2025: $285) was payable to Companies with common executive officers and directors.

These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. Convertible Notes Offering and Capped Call

Convertible Notes & Derivative Liabilities

Convertible Notes
Balance as of April 30, 2025	-
Initial Recognition	246,343
Less: Deferred Transaction Costs	(13,387)
Accretion Expense	4,399
Balance as of April 30, 2026	237,355

Derivative Liabilities
Balance as of April 30, 2025	-
Initial Recognition	53,657
Change in fair value	(4,175)
Balance as of April 30, 2026	49,482

In November 2025, the Company issued $300,000 of convertible Notes via private placement. The Company received $286,613 after commissions, fees and transaction costs of $13,387. The transaction costs are included in the amortized value of the host contract and amortized over the life of the Notes using the effective interest method. The Notes pay interest semi-annually at a rate of 5% per annum commencing on July 15, 2026, and mature on January 15, 2031. The holders of the Notes may convert their Notes in shares, cash or a combination thereof at the Company's discretion, under the following circumstances: (1) the closing sale price of the Company's shares exceeds 130% of the conversion price of $5.84 per share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, and only in the following quarter (the "Share Price Threshold"); (2) the trading price per $1 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company's common shares and the applicable conversion rate; (3) the Notes are called for redemption by the Company; or (4) after October 15, 2030. The conversion rate is 171.3062 common shares per $1 principal amount of notes which represents a conversion price of approximately USD$5.84 per share.

Upon conversion the Company may settle the obligation, at its sole discretion, in either common shares, in cash at an equivalent value or in a combination of both.

The Company may redeem for cash all or any portion of the Notes on or after January 22, 2029, but only if the Vizsla Silver stock price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days. The Share Price Threshold was not met during the year ended

Page | 27

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

April 30, 2026. The redemption price represents 100% of the principal amount of the Notes, plus accrued and unpaid interest. The Notes contain a make-whole provision such that, in the event of a redemption, the conversion price is adjusted to ensure no loss to the Note holders. Upon the occurrence of specified corporate transactions, such as a change of control, major corporate transaction, or liquidation, and the Company must offer to repurchase all or part of the outstanding Notes for cash.

The Notes mature on January 15, 2031 and has an effective interest rate of 10.59%. Any Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Vizsla Silver in cash at maturity.

Under IFRS 9, Financial Instruments, the conversion and redemption features ("Derivative Liability") embedded in the Notes are bifurcated from the host debt and recognized as derivative liabilities because they are not closely related to the host and may be settled in cash, shares, or a combination thereof. The derivative liabilities are measured at fair value on initial recognition and at each reporting date, with changes recognized in profit or loss. The host debt is recognized at the residual amount, after allocating fair value to the embedded derivatives and deducting transaction costs and is subsequently measured at amortized cost using the effective interest method.

At inception, the embedded derivative used a market calibration approach based on the observable traded price of the convertible notes. Under this approach, the fair value of the embedded derivative was determined using a valuation model calibrated to the market price of the instrument. The host debt component was then measured as the residual amount, representing the difference between the observed fair value of the convertible notes and the fair value attributed to the embedded derivative.

Subsequently the approach is to fair value debt using calibrated credit spread and apply residual balance by subtracting the fair value of the debt from the value of the traded hybrid instrument to embedded derivative. The Derivative Liabilities are classified as a Level 3 financial instrument based on the IFRS 13, Fair Value Measurement. The following key assumptions were used in the valuation model:

	Key Assumption Inception	Key Assumption April 30, 2026
Debt traded price	103.60	102.90
Volatility Rate	45%	63%
Share price	$3.99	$3.38
Credit Spread	4.95%	4.74%

Capped Call Derivative Options

Concurrently with the issuance of the Notes, the Company purchased cash-settled call options (the "Capped Calls") with a strike price equal to initial conversion price of the Notes of $5.84 and with a cap price of $10.51, a term consistent with the term of the Notes. This transaction effectively increased the conversion price of the Notes up to $10.51 per share. The purchase price for the Capped Call transactions was approximately $47,490. The capped call options are separate transactions and do not affect the accounting for the Notes and Derivative Liability.

The Capped Calls are accounted for as a derivative asset and are remeasured at fair value through profit and loss at each reporting date. The Capped Calls are classified as a Level 3 of the fair value hierarchy under IFRS 13, Fair Value Measurement. At Inception, the Capped Calls were valued at the premium paid; subsequently they are valued using binomial option-pricing model. The key assumptions used in the valuation model at April 30, 2026, used in valuation of the conversion option are:

Page | 28

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

Key Assumption April 30, 2026
Maturity Date	January 15, 2031
Strike Price	$5.84
Cap	$10.51
Share price	$3.38
Volatility Rate	63%
Risk free rate	4.00%

As at April 30, 2026, the fair value of the Capped Calls was $27,016, resulting in a fair value loss of $20,455 that has been recognized in Finance Costs (Note 16) for the year ended April 30, 2026.

12. Share Capital

a) Authorized

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

b) Issued and outstanding

As at April 30, 2026, 351,018,130 (April 30, 2025: 298,374,460) common shares with no par value were issued and outstanding.

During the year ended April 30, 2026, the Company issued common shares as follows:

233,553 warrants were exercised at a weighted average exercise price of CAD$1.48 for proceeds of $250, and 6,277,000 options were exercised at a weighted average exercise price of CAD$1.81 for proceeds of $8,322. In addition, 749,080 restricted share units ("RSUs") were exercised and converted to common shares with a weighted average price of CAD$1.87.

On July 14, 2025, the Company completed the bought deal public offering of 38,334,100 common shares of the Company at a price of $3.00 per common share for aggregate gross proceeds of approximately $115,002. The Company paid to the underwriters a cash commission of approximately  $6,944 in cash share issue costs and other costs for net proceeds of approximately $108,058.

During the year, the Company conducted a series of financings through its existing At-the-Market Offerings ("ATM") facility. As a result, a total of 3,100,000 common shares were issued at a weighted average share price of $3.13 per common share for aggregate gross proceeds of approximately $9,692. Cash commissions were paid to the underwriters of the transactions for a total of approximately $242.

On July 16, 2025, the Company issued 595,238 common shares for a total value of $973 to the sellers in relation to the acquisition of Goanna Resources (Note 9(a)). On October 16, 2025, the Company issued 714,286 common shares for a total value of $1,093 to the sellers in relation to the acquisition of Goanna Resources (Note 9(a)). On January 16, 2026, the Company issued 833,333 common shares for a total value of $1,223 to the sellers in relation to the acquisition of Goanna Resources (Note 9(a)). On April 16, 2026, the Company issued 952,381 common shares for a total value of $1,349 to the sellers in relation to the acquisition of Goanna Resources (Note 9(a))

On January 15, 2026, the Company issued 854,697 common shares for a total value of $4,436 to the sellers in relation to the acquisition of Fresnillo land claims (Note 9(c)).

Page | 29

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

During the year ended April 30, 2025, the Company issued common shares as follows:

15,040,837 warrants were exercised at a weighted average exercise price of CAD$1.90 for proceeds of $21,164, and 6,139,722 options were exercised at a weighted average exercise price of CAD$1.44 for proceeds of $6,362. In addition, 378,732 restricted share units ("RSUs") were exercised and converted to common shares with a weighted average price of CAD$1.69.

On September 19, 2024, the Company completed a bought deal public offering of 25,000,000 common shares of the Company at a price of CAD$2.60 per share for aggregate gross proceeds of CAD$65,000. In addition, the Company granted the underwriters an over-allotment option exercisable at the same price to purchase 3,750,000 which was exercised for gross proceeds of CAD$9,750.

During the year ended April 30, 2025, the Company completed numerous ATM for a total of 13,705,156 common shares of the Company at an average price of $2.17 for gross proceeds of approximately $29,738. Cash commissions to the underwriters of the transactions for a total of $7,477.

On May 8, 2024, the Company issued 448,137 shares for a total value of $650 in relation to the acquisition of San Enrique claims.

During the year ended April 30, 2025, the Company issued 1,269,841 shares for a total value of $2,181 in relation to the acquisition of Goanna Resources.

c) Warrants

A summary of the Company's warrants activity is as follows:

	April 30, 2026		April 30, 2025
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	CAD$	#	CAD$
Warrants outstanding, beginning of the year	233,553	1.48	15,437,163	1.89
Exercised	(233,553)	1.48	(15,040,837)	1.90
Expired	-	-	(162,773)	1.57
Warrants outstanding, end of the year	-	-	233,553	1.48

d) Options

The Company has adopted a Stock Option Plan pursuant to which options may be granted to directors, officers, and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years, and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

A summary of the Company's stock options activity during the years ended April 30, 2026 and 2025 is as follows:

	April 30, 2026		April 30, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	CAD$	#	CAD$
Options outstanding, beginning of the year	18,539,000	1.91	18,803,722	1.66
Issued	4,092,500	2.91	6,050,000	2.24
Cancelled	(29,500)	4.21	(175,000)	1.73
Exercised	(6,277,000)	1.81	(6,139,722)	1.44
Options outstanding, end of the year	16,325,000	2.20	18,539,000	1.91
Options exercisable, end of the year	12,692,000	2.06	14,110,000	1.85

Page | 30

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

A summary of the Company's stock options outstanding and exercisable as of April 30, 2026, is as follows:

Expiry date	Exercise price	Adjusted exercise price (1)	Number of Options outstanding	Number of Options exercisable
	$	$	#	#
June 22, 2026	2.31	2.20	1,415,000	1,415,000
July 27, 2026	2.44	2.32	69,500	69,500
September 24, 2026	2.25	2.23	1,165,000	1,165,000
February 1, 2027	2.45	2.43	200,000	200,000
June 2, 2027	1.74	1.72	185,000	185,000
February 10, 2028	1.6	1.59	1,048,000	1,048,000
May 19, 2028	1.6	1.59	2,124,000	2,124,000
November 15, 2028	1.36	1.59	200,000	200,000
February 27, 2029	0.15	0.14	480,000	480,000
June 12, 2029	2.26	2.24	5,526,000	4,320,000
May 1, 2030	2.90	2.90	3,895,500	1,468,500
July 29, 2030	4.33	4.33	17,000	17,000
			16,325,000	12,692,000

(1) According to the Arrangement with Vizsla Royalties on June 24, 2024, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly.

A summary of the Company's assumptions used in the Black-Scholes option pricing model to calculate the fair value of the options granted is as follows:

	April 30, 2026	April 30, 2025
Risk Free Interest Rate	2.70% - 3.03%	3.41%
Expected Dividend Yield	-	-
Expected Volatility	75%	75%
Expected Term in Years	5 years	5 years

The Company recorded $5,502 as share-based compensation for the year ended April 30, 2026 (April 30, 2025: $5,804) after adjusting for an estimated forfeiture rate of 4% (April 30, 2025: 4%), which resulted in a reduction of the fair value of share-based compensation by $233 for the year ended April 30, 2026 (April 30, 2025: $239).

Page | 31

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

e) Restricted shares units ("RSU")

A summary of the Company's RSUs activity is as follows:

	April 30 2026		April 30, 2025
	Number of RSUs	Weighted average exercise price	Number of RSUs	Weighted average exercise price
	#	CAD$	#	CAD$
RSUs outstanding, beginning of the year	1,360,868	2.06	1,044,073	1.69
Issued	1,642,000	2.51	775,000	2.34
Exercised and converted to shares	(749,080)	1.87	(378,732)	1.69
Cancelled	(104,452)	4.17	(79,473)	1.79
RSUs outstanding, end of the year	2,149,336	2.33	1,360,868	2.06

The following RSUs were outstanding and exercisable on April 30, 2026:

Grant date	Exercise price	Number of RSUs outstanding
	CAD$	#
01-Apr-24	1.77	106,000
12-Jun-24	2.26	503,336
01-May-25	2.26	1,445,000
29-Jul-25	4.33	35,000
24-Apr-26	4.60	60,000
		2,149,336

For the year ended April 30, 2026, the Company recognized a share-based compensation of $1,786 (April 30, 2025: $1,107) for the RSUs. For year ended April 30, 2026, the Company used an estimated forfeiture rate of 4% (April 30, 2025: 4%), resulting in an impact of $101 (April 30,2025: $47), which reduces the fair value of share-based compensation. As of April 30, 2026, none of the RSUs outstanding are exercisable.

f) Deferred shares units ("DSUs")

On May 1, 2025, the Company granted 850,000 DSUs to independent directors of the Company. The DSUs vest immediately and will be settled for one common share of the Company upon the time that the grantee ceases to hold their position as an independent director.

During the year ended April 30, 2026, the Company has recognized share-based compensation of $1,685 (April 30, 2025: $nil) for the DSUs. The Company used an estimated forfeiture rate of 4% (April 30, 2025: 4%), resulting in an impact of $71 (April 30,2025: $nil), which reduces the fair value of share-based compensation.

g) Performance restricted shares units ("PRSUs")

On November 12, 2025, the Company granted 1,550,000 PRSUs which will vest one year after the public announcement of the Panuco feasibility Study and will be exchanged for one common share of the Company.

During the year ended April 30, 2026, the Company recognized share-based compensation of $1,904 (April 30, 2025: $nil) for the PRSUs. The Company used an estimated forfeiture rate of 4% (April 30, 2025: nil), resulting in an impact of $79 (April 30, 2025: $nil), which reduces the fair value of share-based compensation.

Page | 32

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

h) Shares to be issued

During the year ended April 30, 2026:

In relation to the acquisition of La Garra claims, a total of 1,190,476 remains as shares to be issued with a total value of $1,141. This is recorded pursuant to the agreement (Note 9(a)).

In connection with the acquisition of the Santa Fe exploration concessions, a total of 2,746,780 remains as shares to be issued with a total value of $7,813. This is pursuant to the agreement (Note 9(b)).

13. Financial Instruments and risks

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

During the year ended April 30, 2026 there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques. The following table illustrates the classification of the Company's financial assets and liabilities within their hierarchy as at April 30, 2026 and April 30, 2025:

	Financial Instrument Category (1)	Fair Value Hierarchy	April 30, 2026	April 30, 2025
			$	$
Financial assets
Cash and cash equivalents	B		427,310	96,016
Other receivables	B		1,514	634
Investments
Short-term investments	A	Level 1	-	8,620
Investments in equity instruments	A	Level 1	3,668	240
Warrants investments	A	Level 2	1,138	-

Capped call derivative options	A	Level 3	27,016	-
			460,646	105,510

Financial liabilities
Accounts payable and accrued liabilities	C		6,154	3,179
Due to related parties	C		482	285
Derivative liabilities	A	Level 3	49,482	-
Convertible notes	C		237,355	-
			293,473	3,464

(1) Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

Page | 33

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

The table below shows the effect, at April 30, 2026, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under the following scenarios, detailed in the following table.

Instrument Level 3	Valuation Technique	Main unobservable inputs	Impacts Sens, -5% Unfavorable scenario	Impacts Sens, +5% Favourable scenario
Capped Call Derivative Options	Binomial Option-Pricing Model	Volatility	(6,777)	6,635

			Impacts Sens, -2.5% Unfavorable scenario	Impacts Sens, +2.5% Favourable scenario
Derivative Liabilities	Market calibration Model	Credit Spread	(10,137)	8,914

Risks

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed to are:

i. Credit risk

ii. Liquidity risk

iii. Market risk

iv. Foreign Currency risk

v. Interest rate risk

vi. Price risk

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

i. Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at April 30, 2026, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

Page | 34

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

ii. Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2026, the Company had a cash and cash equivalents balance of $427,310 (April 30, 2025 - $96,016) to settle current liabilities of $13,301 (April 30, 2025 - $3,464).

All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company also has a convertible note outstanding with a maturity extending beyond 30 days. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Convertible Senior Notes Offering

On November 24, 2025 the Company closed an offering of 5.00% Notes for an aggregate principal amount of $300,000, which includes the exercise in full by the initial purchasers of their option to purchase an additional $50,000 of Notes (see Note 11).

The Company undiscounted contractual cash flow related to Convertible Notes amount to $17,078 within one year, $45,000 between two to four years, and $315,000 five years from the reporting date.

iii. Market risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements in investment holdings, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

As of April 30, 2026, the Company has outstanding convertible senior unsecured notes that may be converted into common shares upon the occurrence of certain conditions.

In connection with the issuance of the Notes, the Company entered into capped call transactions intended to reduce potential dilution and/or offset cash settlement obligations upon conversion of the notes. The capped call transactions are subject to a cap price and will not offset dilution or settlement amounts above such price.

iv. Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of MXN to USD would increase/decrease the net and comprehensive loss for the year ended April 30, 2026, by approximately $47 (April 30, 2025: $16). A 1% change in foreign exchange rate of CAD to USD would increase/decrease the net and comprehensive loss for the year ended April 30, 2026, by approximately $557 (April 30, 2025: $793). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Page | 35

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

v. Interest rate risk

The Company is exposed to interest rate risk on its short-term investments and convertible notes. The Company's convertible notes bear interest at a fixed rate.

Interest rate risk is the risk that the fair value, future cash flows and short-term investments of the Company will fluctuate due to changes in market interest rates. The average interest rate earned by the Company during the year ended April 30, 2026 on its cash and cash equivalents and short-term investments was 3.63% (2025 - 2.19%). A 1% increase or decrease in the interest earned from financial institutions on cash and cash equivalents and short-term investments would result in approximately a $4,273 change in the Company's net and comprehensive loss (April 30, 2025: $960).

vi. Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements in investment holdings, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

14. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The mineral properties in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

15. Segment Information

The Company has one reportable segment, mainly mineral exploration, evaluation and development.

Geographic information

The Company's non-current assets by location of assets are as follows:

	April 30, 2026	April 30, 2025
	$	$
Canada	31,821	1,660
Mexico	269,817	180,745
	301,638	182,405

Page | 36

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

16. Supplemental Financial Information

The following table summarizes changes in working capital items in operating activities:

	April 30, 2026	April 30, 2025
	$	$
Accounts payable and accrued liabilities	1,130	10
Due to related parties	201	(542)
Value-added tax receivable	(7,259)	4,388
Other receivables	(857)	(173)
Prepaid expenses	657	(62)
Income taxes paid	(326)	-
	(6,454)	3,621

The following table summarizes changes in non-cash items in financing activities:

	April 30, 2026	April 30, 2025
	$	$
Shares issued pursuant to property acquisition	9,045	2,823
Shares to be issued pursuant to property acquisition	3,141	5,159
Shares issued for options/warrants/RSUs/DSUs/PRSUs	10,877	27,708

The components of Finance costs are as follows:

	April 30, 2026	April 30, 2025
	$	$
Accretion expense (Note 11)	4,399	-
Convertible notes interest expense (Note 11)	6,545	-
Fair value changes:
Derivative Liabilities (Note 11)	(4,175)	-
Capped Call Derivative Options (Note 11)	20,455	-
Finance costs	27,224	-

Page | 37

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

The components of Accounts payable and accrued liabilities are as follows:

	April 30, 2026	April 30, 2025
	$	$
Trade accounts payable	(2,512)	(2,247)
Accrued liabilities	(3,642)	(932)
Accounts payable and accrued liabilities	(6,154)	(3,179)

17. Income Tax

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the years ended April 30, 2026, and 2025:

	2026	2025
	$	$
Net loss before tax	(38,252)	(5,820)
Statutory tax rate	27.00%	27.00%
Expected income recovery	(10,328)	(1,571)
Change in deferred tax assets not recognized	10,869	6,462
Share issuance costs	-	(1,462)
Foreign exchange	887	845
Change in estimate	-	(2,486)
Gain on spin out arrangement	-	(2,664)
Non-deductible items and other	(1,102)	876
Withholding Taxes	107	-
Total income tax expense (recovery)	433	-

The deferred taxes assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The recognized deferred tax liability and assets as at April 30, 2026 and 2025 are comprised of the following:

	2026	2025
	$	$
Non-capital loss carry forwards	16,938	10,806
Property and equipment	123	167
Exploration and evaluation assets	(17,061)	(10,973)
Net deferred tax asset (liability)	-	-

The unrecognized deductible temporary differences as at April 30, 2026 and 2025 are comprised of the following:

	2026	2025
	$	$
Non-capital loss carry forwards	88,442	51,350
Property, plant, and equipment	623	91
Equity investments	5,283	1,240
Financing costs	9,415	8,056
Foreign exchange	709	192
Capital Loss	6,138	6,054
Exploration and evaluation assets	737	-
Total unrecognized deductible temporary differences	111,347	66,983

Page | 38

Notes to the Consolidated Financial Statements

For the years ended April 30, 2026 and 2025

(Presented in thousands of United States dollars except

number of shares, options and per share amounts, unless otherwise noted)

The Company has non-capital loss carry forwards of approximately $88,442 (2025: $51,350) that have not recognized in these financial statements, which may be carried forward to apply against future income for Canadian and Mexican income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry	$
2046	11,798
2045	8,809
2044	-
2043	7,936
2042	4,890
2041	4,256
2040	-
2039	-
2038	-
2037	11,591
2036	29,404
2035	10,254
Total	88,442

18. Subsequent events

Exercise and grant of options, DSU, RSUs and share issuance subsequently

On May 19, 2026, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, Vizsla granted to directors, officers and employees 3,908,000 stock options at an exercise price of CAD$5.16 exercisable for a period of five years and vesting over the next two years, 1,849,000 RSUs vesting in three equal instalments on the first anniversary of the grant date and 300,000 DSUs vesting immediately.

Subsequent to April 30, 2026,  a total of 1,784,000 options were exercised at a weighted average exercise price of  CAD $2.24 for proceeds of CAD $3,996 and 733,304 RSUs were exercised and converted to common shares. Subsequent to April 30, 2026, the Company issued 1,190,272 shares in relation to the Santa Fe purchase and option agreements.

Working Capital Facility

Subsequent to the year ended April 30, 2026, on May 26, 2026 Vizsla announced that its subsidiary, Minera Canam, entered into an unsecured MXN$173,000 (approximately $10,000) five-year working capital facility with Mexican government-backed Fideicomiso de Fomento Minero ("FIFOMI"), approved on May 4, 2026. The facility, bearing interest at TIIE plus 4.6681% with a two-year principal grace period, is intended to fund operating and working capital requirements at the Panuco project.

Investment in VROY

On May 14, 2026, VROY announced that it entered into a definitive arrangement agreement with Elemental Royalty Corporation ("Elemental"), pursuant to which Elemental will acquire all of the issued and outstanding common shares of VROY for $239M (CAD$327M). The transaction was subsequently approved by shareholders on July 10, 2026. Elemental received court approval on July 14, 2026. Subject to the satisfaction of customary closing conditions, the transaction is expected to close in August 2026. As a result of the transaction, the Company will no longer hold an investment in VROY.

Page | 39